UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2003

OR

(   ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934 (NO FEE REQUIRED)

For the transition period from_____to_____.

Commission File No. 1-13783

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

INTEGRATED ELECTRICAL SERVICES, INC.

401(k) RETIREMENT SAVINGS PLAN

B. Name and issuer of the securities held pursuant to the plan and the address of its principal executive office:

Integrated Electrical Services, Inc.
1800 West Loop South, Suite 500
Houston, Texas 77027

INTEGRATED ELECTRICAL SERVICES, INC.
401(k) RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedules

December 31, 2003 and 2002

(With Independent Registered Public
Accounting Firm Report Thereon)

INTEGRATED ELECTRICAL SERVICES, INC.
401(k) RETIREMENT SAVINGS PLAN

All other supplemental schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted, as they are inapplicable or not required.

Report of Independent Registered Public Accounting Firm

The Administrative Committee of the
   Integrated Electrical Services, Inc.
   401(k) Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Integrated Electrical Services, Inc. 401(k) Retirement Savings Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4a - schedule of delinquent participant contributions for the year ended December 31, 2003 and the supplemental schedule H, Line 4i — schedule of assets (held at end of year) as of December 31, 2003 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Houston, Texas
June 24, 2004

INTEGRATED ELECTRICAL SERVICES, INC.

401(k) RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2003 and 2002

	2003	2002
Assets:
Investments, at fair value	$108,154,807	$82,114,179
Accrued income	14,253	21,713
Contributions receivable:
Employee	292,726	287,430
Employer	54,141	68,771
Cash, non-interest bearing	94,358	64,468

Total assets	108,610,285	82,556,561

Liabilities:
Accrued liabilities	152,642	196,081
Excess contributions payable	—	257,548

Total liabilities	152,642	453,629

Net assets available for plan benefits	$108,457,643	$82,102,932

See accompanying notes to financial statements.

INTEGRATED ELECTRICAL SERVICES, INC.

401(k) RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years Ended December 31, 2003 and 2002

	2003	2002
Net investment income (loss):
Interest	$375,947	$477,339
Dividends	721,026	677,720
Net appreciation (depreciation) in fair value of investments	18,828,081	(17,528,353)

Total net investment income (loss)	19,925,054	(16,373,294)

Contributions:
Employee	12,354,156	15,467,474
Employer	2,397,190	2,807,278
Rollovers	584,992	411,245

Total contributions	15,336,338	18,685,997

Transfers from other plans (note 5)	4,292,993	1,334,650
Transfers to other plans (note 6)	—	(7,200,114)
Withdrawals	(12,808,037)	(14,603,362)
Excess contributions	—	(257,548)
Administrative expenses	(391,637)	(346,827)

Net increase (decrease)	26,354,711	(18,760,498)
Net assets available for plan benefits:
Beginning of year	82,102,932	100,863,430

End of year	$108,457,643	$82,102,932

See accompanying notes to financial statements.

INTEGRATED ELECTRICAL SERVICES, INC.

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(1)	Description of the Plan

The following description of the Integrated Electrical Services, Inc. 401(k) Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information about the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan established by Integrated Electrical Services, Inc. (the Company), on January 1, 1999. The Plan was established under the provisions of Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code), which includes a qualified deferred arrangement as described in Section 401(k) of the Code, for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan was amended and restated effective January 1, 2002.

The Company, as plan administrator, established an administrative committee (the Administrative Committee). The Administrative Committee is responsible for the general administration of the Plan. The Administrative Committee is given all powers necessary to enable it to carry out its duties including, but not limited to, the power to interpret the Plan.

(b)	Trustee

Hand Benefits & Trust, Inc. (the Trustee), is the trustee of the Plan.

Trustee fees, audit fees and all other administrative costs, excluding participant loan fees, incurred during 2003 and 2002 were paid either by the Plan or through unallocated forfeitures within the Plan unless the Company elected to pay such expenses on behalf of the Plan. Any administrative expenses not paid by the Company or through the use of unallocated forfeitures are allocated to participant's accounts. Participant loan fees are charged to the account of the participant requesting the loan.

(c)	Eligibility

All employees, excluding members of a collective bargaining unit, nonresident aliens, leased employees, and employees of an affiliate of the Company that has not adopted the Plan, are eligible to participate in the Plan on the first day of any month following the later of the date on which he or she completes 60 days of service or attains age 21.

(d)	Rollovers

Participants may contribute from other qualified plans or accounts as allowed under the Plan’s provisions.

(e)	Contributions

Eligible employees may contribute, on a pretax basis, an amount up to 100% of their compensation, as defined. In addition, eligible employees who have attained age 50 before the close of the Plan year are eligible to make catch-up contributions subject to limitations of Section 414(v) of the Code. The Company does not match the employees’ catch-up contributions. Employee contributions are subject to certain limitations.

INTEGRATED ELECTRICAL SERVICES, INC.

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and 2002

Employee contributions for the year ended December 31, 2002, include excess contributions which were refunded to participants subsequent to year end as the contributions were determined to be in excess of maximum contributions levels for certain participants. A liability for excess contributions in the amount of $257,548 has been reflected in the statement of net assets available for plan benefits as of December 31, 2002. There were no excess contributions for the year ended December 31, 2003, and accordingly no liability for excess contributions is reflected in the statement of net assets available for plan benefits as of December 31, 2003.

The Company will make matching contributions based on a percentage, if any, as determined each plan year by the Company. During 2003 and 2002, the Company made matching contributions equal to 25% of the first 6% of each participant’s contribution.

The Plan allows the Company to make a “true-up” matching contribution at its sole discretion at the end of a plan year for eligible participants in an amount which, when aggregated with the Company contributions made during the year, will produce aggregate matching contributions equal to the percentage established by the Company. The Company did not elect to make a “true-up” matching contribution for the 2003 or 2002 plan years.

(f)	Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions and an allocation of earnings, losses, any appreciation or depreciation of the funds invested and administrative expenses. Allocations are based on participant account balances as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

(g)	Loans

Participants may borrow from their before-tax contribution accounts a minimum of $1,000 to a maximum equal to the lesser of (a) $50,000 minus any outstanding loan balance(s) in the last 12 months or (b) 50% of their vested account balances. No more than one loan is allowed per account at any given time. Interest rates are established by the Administrative Committee. Interest rates on outstanding loans at December 31, 2003 range from 5.0 percent to 11.5 percent. Loans must be repaid within five years for general loans and fifteen years for loans used to purchase a primary residence. Principal and interest are repaid through after-tax payroll deductions.

(h)	Investment Options

The Plan allows for participant transactions on the first day of any given month with respect to changes in the contribution level. The Plan allows for participant transactions on a daily basis with respect to (a) the transfer of funds from one investment alternative to another and (b) changes in the investment of new contributions. Participants may cease their deferrals at the beginning of any payroll period with proper notice. The Plan provides for contributions to be invested by the Trustee among the Company’s common stock, five mutual funds, and five common/collective trust funds in accordance with participant investment elections and the provisions of the trust agreement.

The Trustee utilizes a short-term investment account to invest assets of the Plan pending investment into the directed funds.

INTEGRATED ELECTRICAL SERVICES, INC.

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(i)	Company Common Stock Voting Rights

Participants are entitled to exercise voting rights attributable to the shares of Integrated Electrical Services, Inc. common stock allocated to their account and are notified prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any shares for which instructions have not been given by the participant.

(j)	Vesting

Participants are 100% vested in their contributions, rollover contributions, and earnings thereon. Participants vest in their Company matching contributions, and earnings thereon, as follows:

Vested
Completed Years of Service	percentage
Less than 3	0%
3 or more	100%

(k)	Forfeitures

Forfeitures result from termination of employment before full vesting has occurred. Forfeitures are first used to pay the Plan’s ordinary and necessary administrative expenses and then any remaining forfeitures are used to reduce the Company matching contributions. At December 31, 2003 and 2002, forfeited unvested accounts totaled approximately $327,000 and $305,000, respectively. During 2003 and 2002, approximately $202,000 and $165,000 of forfeitures were utilized to pay plan expenses, respectively, and during 2002, approximately $26,000 of forfeitures were utilized to reduce Company matching contributions.

(l)	Withdrawals

Once age 59-1/2 is attained, a participant may withdraw some or all of the vested amounts in his or her account. If the participant is younger than 59-1/2, he or she may withdraw some or all of the vested amounts in his or her account, excluding earnings thereon, only in the event of financial hardship. Upon retirement, termination of employment, death, or permanent disability, participants or their beneficiaries will be paid in the form of a lump sum equal to the vested value of their accounts. If a participant’s account balance exceeds $5,000 at termination of employment, the participant may elect to defer the distribution until age 70 -1/2.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The Trustee provides statements, prepared on a cash basis of accounting, to the Company. Adjustments have been made to convert the statements to an accrual basis for reporting purposes. Withdrawals are recorded when paid.

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to use estimates and assumptions that affect

INTEGRATED ELECTRICAL SERVICES, INC.

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements — Continued

December 31, 2003 and 2002

the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

Investments are reported at market value. Mutual funds and the Company’s common stock are valued based upon quoted market prices. The common/collective trust funds are valued at fair value as determined by the issuer based upon quoted market prices, when available, of the underlying assets. The Hand Composite Employee Benefit Trust Short-Term Income Fund (the Short-Term Income Fund) is a fully benefit-responsive common/collective trust fund investing in short-term debt instruments, including guaranteed investment contracts. The investments of the Short-Term Income Fund are stated at amortized cost which approximates fair value. For the years ended December 31, 2003 and 2002, the average yield for the Short-Term Income Fund was 1.55% and 2.23%, respectively. Participant loans are valued at cost, which approximates fair value. Realized gains (losses) on the sale of investments and unrealized appreciation (depreciation) in the fair value of investments are shown as net appreciation (depreciation) in fair value of investments in the statement of changes in net assets available for plan benefits.

Purchase and sales of securities are recorded on a trade-date basis. Interest is recorded as earned. Dividends are recorded on the ex-dividend date.

INTEGRATED ELECTRICAL SERVICES, INC.

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements — Continued

December 31, 2003 and 2002

(3)	Investments

The following table presents investments that represent 5% or more of the Plan’s net assets for December 31, 2003 and 2002:

	2003	2002
American Growth Fund of America	$17,288,192	$11,827,263
Hand Benefit and Trust Company Composite Employee Benefit Group Trust:
Benefit Trust Equity Index 500 Fund	12,062,509	8,906,439
Short-Term Income Fund	11,749,393	11,191,362
SMART Aggressive Fund	6,224,787	4,486,883
SMART Moderate Fund	7,909,512	5,623,971
Fidelity Advisor Government Investment Portfolio	9,594,667	9,290,123
Investment Company of America	7,967,006	5,411,148
Janus Worldwide Fund	12,232,296	9,146,218
MFS Capital Opportunities Fund	8,861,984	6,619,115
Integrated Electrical Services, Inc. Common Stock	6,007,773	***

***	Denotes investments that represented less than 5% of the Plan’s net assets for the period presented.

During 2003 and 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

	2003	2002
Common/collective trust funds	$5,815,484	$(4,691,863)
Mutual funds	9,245,789	(11,902,480)
Common stock	3,766,808	(934,010)

	$18,828,081	$(17,528,353)

(4)	Concentration of Investments

The Plan’s investment in Integrated Electrical Services, Inc. common stock represents 6% of total investments as of December 31, 2003 and 4% of total investments as of December 31, 2002. The Company is the largest provider of electrical contracting services in the United States and provides a broad range of services including designing, building and maintaining electrical, low voltage and utilities systems for commercial, industrial and residential customers.

(5)	Transfers from Other Plans

During 2003 and 2002, account balances of employees of various acquired companies who had participated in plans sponsored by the acquired companies were transferred to the Plan. Transfers from the acquired companies’ plans totaled $4,292,993 and $1,334,650, respectively and are as follows:

2003:
Encompass 401(k) Savings and Retirement Plan	$3,994,052
Other	298,941

$4,292,993

2002:
Valentine Electrical, Inc. 401(k) Plan	$805,274
Other	529,376

$1,334,650

INTEGRATED ELECTRICAL SERVICES, INC.

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements — Continued

December 31, 2003 and 2002

(6)	Transfers to Other Plans

During 2002, account balances of employees of various divested companies who had participated in the Plan were transferred from the Plan. Transfers from the Plan as listed below totaled $7,200,114. No such transfers were made during the year ended December 31, 2003.

2002:
Muth Electric, Inc. 401(k) Plan	$6,701,680
Other	498,434

$7,200,114

(7)	Risks and Uncertainties

The Plan provides for various investments in common/collective trust funds, mutual funds, and the Company’s common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

(8)	Tax Status

The Plan obtained its latest determination letter on October 18, 2001, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. Even so, the Administrative Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and that the Plan was qualified and the related trust was tax-exempt as of December 31, 2003 and 2002.

(9)	Priorities upon Termination

Under the terms of the Plan, the Company has the right at any time to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become fully vested in the balance of their accounts. The Trustee would then commence distribution as directed by the Administrative Committee.

(10)	Party-In-Interest Transactions

Certain Plan investments are units of common/collective trust funds managed and distributed by Hand Benefits & Trust, Inc. Hand Benefits & Trust, Inc. is the Trustee for the Plan; therefore, these transactions qualify as party-in-interest transactions. In addition, the Plan provides for investment in Company common stock and participant loans, which also qualify as party-in-interest transactions. These transactions are covered by an exemption from the “prohibited transaction” provisions of ERISA and the Code.

(11)	Delinquent Participant Contributions

As reported on schedule 1, certain Plan contributions and participant loan repayments were not remitted to the trust within the time frame specified by the Department of Labor’s Regulation 29 CFR 2510.3-102, thus constituting nonexempt transactions between the Plan and the Company for the year ended December 31, 2003. The Company remitted earnings on the delinquent participant contributions subsequent to year end.

INTEGRATED ELECTRICAL SERVICES, INC.

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements — Continued

December 31, 2003 and 2002

(12)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits as reported in the financial statements and the Form 5500 as of December 31, 2003 and 2002:

	2003	2002
Net assets available for plan benefits per the financial statements	$108,457,643	$82,102,932
Less amounts payable at December 31, 2003 and 2002	(51,974)	—

Net assets available for plan benefits per Form 5500	$108,405,669	$82,102,932

The following is a reconciliation of benefits paid as reported in the financial statements and the Form 5500 for the years ended December 31, 2003 and 2002:

	2003	2002
Benefits paid to participants per the financial statements	$12,808,037	$14,603,362
Add amounts payable at December 31, 2003 and 2002	51,974	—
Less amounts payable at December 31, 2002 and 2001	—	—

Benefits paid to participants per Form 5500	$12,860,011	$14,603,362

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

(13)	Subsequent Events

Effective July 1, 2004, Merrill Lynch Trust Company, FSB will replace Hand Benefits and Trust, Inc. as the trustee for the Plan.

Effective July 1, 2004, the maximum repayment period for future residential loans was shortened from fifteen years to five years.

Schedule 1

INTEGRATED ELECTRICAL SERVICES, INC.
401(k) RETIREMENT SAVINGS PLAN

Schedule H, Line 4a — Schedule of Delinquent Participant Contributions

Year Ended December 31, 2003

Participant	Total that constitute
contributions	nonexempt prohibited
transferred late to plan	transactions
$125,273(a)	$125,273(a)

(a)          The following is a detail of delinquent participant contributions and loan repayments by Plan year:

2002	$42,241
2003	$83,032

$125,273

See accompanying report of independent registered public accounting firm.

Schedule 2

INTEGRATED ELECTRICAL SERVICES, INC.
401(k) RETIREMENT SAVINGS PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2003

	Principal
	amount
Identity of issue/	or numbers	Current
description of investment	of shares	Value
American Growth Fund of America, mutual fund	704,490	$17,288,192
Hand Benefit and Trust Company Composite Employee Benefit Group Trust, common/collective trust funds:
Benefit Trust Equity Index 500 Fund*	991,041	12,062,509
Short-Term Income Fund*	11,749,393	11,749,393
SMART Aggressive Fund*	503,224	6,224,787
SMART Conservative Fund*	365,501	4,767,724
SMART Moderate Fund*	605,258	7,909,512
Fidelity Advisor Government Investment Portfolio, mutual fund	952,797	9,594,667
Fidelity Cash Reserves, money market fund	4,075	4,075
Integrated Electrical Services, Inc., common stock*	649,489	6,007,773
Investment Company of America, mutual fund	276,248	7,967,006
Janus Worldwide Fund, mutual fund	309,365	12,232,296
MFS Capital Opportunities Fund, mutual fund	744,705	8,861,984
Interest-bearing cash	$3,345	3,345
Participant loans* (896 loans with interest rates ranging from 5.00% to 11.50%)	$3,481,544	3,481,544

Total assets (held at end of year)		$108,154,807

* Identified party-in-interest.

See accompanying report of independent registered public accounting firm.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

June 24, 2004

Integrated Electrical Services, Inc. 401(k) Retirement Savings Plan
By:	/s/ Margery M. Harris
Margery M. Harris
Senior Vice President - Human Resources and an Advisory Member of the Administrative Committee

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm